UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CEPHALON, INC.
(Name of Subject Company (Issuer))
VALEANT PHARMACEUTICALS INTERNATIONAL, INC.
(Names of Filing Person(s) (Offeror(s)))
Common Stock, par value $0.01 per Share
(Title of Class of Securities)
156708109
(CUSIP Number of Class of Securities)
Alison S. Ressler, Esq.
Keith A. Pagnani, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form of Registration No.	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

forward-looking statements

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VALEANT
Pharmaceuticals International, Inc.

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CEPHALON VALUE

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CONSENT MATERIALS

Press Releases

- 04/21/2011 | Valeant Pharmaceuticals Responds to Cephalon Board's Letter Download
- 04/18/2011 | Valeant Pharmaceuticals Adds Corporate Governance Expert Abe ... Download
- 04/11/2011 | Valeant Pharmaceuticals Files Presentation for Cephalon Stockholders Download
- 04/05/2011 | Valeant Pharmaceuticals Files Preliminary Consent Solicitation Statement ... Download
- 03/29/2011 | Valeant Pharmaceuticals Proposes to Acquire Cephalon, Inc. ... Download

IMPORTANT INFORMATION | Copyright © 2011 Valeant. All rights reserved.

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CEPHALON VALUE

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Contact

CONSENT MATERIALS

Shareholder Letters

04/21/2011 | Valeant Pharmaceuticals Announces Letter to Cephalon Stockholders Download

IMPORTANT INFORMATION | Copyright © 2011 Valeant. All rights reserved.

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Pharmaceuticals International, Inc.

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- Home
- Press Releases
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- Presentations
- Our Nominees
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- SEC Filings
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CONSENT MATERIALS

CEPHALON VALUE

Presentations

- **04/11/2011** | Valeant's Offer to Acquire Cephalon Download
- **03/29/2011** | Valeant's Proposed Acquisition of Cephalon Conference Call Download

IMPORTANT INFORMATION | Copyright © 2011 Valeant. All rights reserved.

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VALEANT
Pharmaceuticals International, Inc.
SIGN THE GOLD CARD
CEPHALON VALUE
Home
Press Releases
Shareholder Letters
Presentations
Our Nominees
How to Vote
SEC Filings
Contact
CONSENT MATERIALS
How to Vote
By Mail
Please follow the instructions on the proxy card that was sent to you in order to cast your vote by mail.
By Phone
Registered Holders
TOLL FREE: 877-456-7915 within the USA, US territories & Canada any time on a touch tone telephone. From all other locations, please call 781-575-4687. Standard rates apply.
Beneficial Holders
Please contact your broker directly for more information on how to return your consent form.
By Internet
Registered Holders
http://proxy.georgeson.com/
Click here to view your control number.
Beneficial Holders
Please contact your broker directly for more information on how to return your consent form.
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VALEANT
Pharmaceuticals International, Inc.

SIGN THE GOLD CARD

CEPHALON VALUE

- Home
- Press Releases
- Shareholder Letters
- Presentations
- Our Nominees
- How to Vote
- SEC Filings
- Contact

CONSENT MATERIALS

To access all filings submitted by Valeant to the SEC regarding the consent solicitation, please visit the SEC Filings page on Valeant's corporate website at www.valeant.com

SEC Filings

04/21/2011 | Definitive Proxy Statement Download

IMPORTANT INFORMATION | Copyright © 2011 Valeant. All rights reserved.

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VALEANT
Pharmaceuticals International, Inc.

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CEPHALON VALUE

- Home
- Press Releases
- Shareholder Letters
- Presentations
- Our Nominees
- How to Vote
- SEC Filings
- Contact

CONSENT MATERIALS

Contact

Investors

Laurie W. Little
Valeant Pharmaceuticals International, Inc.
949-461-6002
laurie.little@valeant.com

Media

Renee E. Soto
Sard Verbinnen & Co.
212-687-8080
rsoto@sardverb.com

Cassandra Bujarski
Sard Verbinnen & Co.
212-687-8080
cbujarski@sardverb.com

IMPORTANT INFORMATION | Copyright © 2011 Valeant. All rights reserved.

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